UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

October 21, 2009

Commission File Number 001-15244

CREDIT SUISSE GROUP AG

(Translation of registrant’s name into English)

Paradeplatz 8, P.O. Box 1, CH-8070 Zurich, Switzerland

(Address of principal executive office)

Commission File Number 001-33434

CREDIT SUISSE

(Translation of registrant’s name into English)

Paradeplatz 8, P.O. Box 1, CH-8070 Zurich, Switzerland

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-.

CREDIT SUISSE GROUP AG
Paradeplatz 8 P.O. Box CH-8070 Zurich Switzerland	Telephone +41 844 33 88 44 Fax +41 44 333 88 77 media.relations@credit-suisse.com

Media Release
Credit Suisse announces its compensation structure for 2009 and 2010

Zurich, October 20, 2009 Credit Suisse today announced its compensation structure for 2009 and 2010. The new structure is consistent with the guidelines for best practice that were recently announced at the G-20 summit and reaffirms the Bank’s commitment to fair, balanced and performance-oriented compensation policies that align long-term employee and shareholder interests.

Brady W. Dougan, CEO of Credit Suisse Group, said: “At a time of strong focus on executive compensation, we are announcing a compensation structure that enables us to strike the right balance between paying our employees competitively, doing what is right for our shareholders and responding appropriately to regulatory initiatives and political as well as public concerns.”

“We have been using deferred, share-based compensation instruments for many years and we continue to be committed to these principles. They are at the heart of our compensation structure for 2009 and 2010.”

“The changes to our compensation system follow a number of measures Credit Suisse has taken over the past two years in response to changes in the financial services sector. These measures include making adjustments to our business strategy, significantly reducing our risk exposures, including introducing a reduced-risk, capital-efficient business model in the Investment Bank, and strengthening our capital base.”

Overview of key features

The changes announced today will be effective from January 1, 2010 and will apply to compensation awarded for the year 2009. The most important features of the structure are:

1. A shift in the mix of discretionary variable (bonus) and fixed compensation for Managing Directors and Directors, which will result in a change in the proportion of non-deferred compensation paid as fixed base salary.

2. The introduction of two new instruments for deferred variable compensation awarded to Managing Directors and Directors: Scaled Incentive Share Units (SISU) and Adjustable Performance Plan Awards (APPA). A significant proportion of this population’s variable compensation will be delivered in these new type of awards (50% each).

•

SISU are similar to Incentive Share Units (ISU), an equity based instrument that has been in place for the past three years. The new SISU will deliver a base share amount on a four-year pro-rata basis. Delivery of additional shares will depend on the average share price as well as return on equity (RoE) over four years.

•

APPA is a cash-based award which will have a notional value that adjusts upward annually based on Credit Suisse’s RoE over three years. A mechanism will adjust the outstanding awards downward, should the business area of the employee be loss-making.

Media Release
October 20, 2009 Page 2/4

The principles and instruments used for Managing Directors and Directors also apply to members of the Executive Board but not to employees at the level of Vice President or below.

In addition, Credit Suisse will introduce minimum requirements relating to Credit Suisse share ownership for members of Divisional and Regional Management Committees and for the Executive Board.

Conformity with G20 guidelines and regulatory environment

The new structure and the new vehicles are consistent with the guidelines for best compensation practices that were recently announced at the G-20 summit and reaffirm the Bank’s commitment to fair, balanced and performance-oriented compensation policies that align long-term employee and shareholder interests. Credit Suisse will continue to refine the provisions of the plan as well as the governance process for compensation decisions and disclosure to shareholders, based on competitive factors and the evolving regulatory environment.

The appendix of this release contains a more detailed description of the changes.

Information

Media Relations Credit Suisse, telephone +41 844 33 88 44, media.relations@credit-suisse.com

Investor Relations Credit Suisse, Tel. +41 44 333 71 49, investor.relations@credit-suisse.com

Credit Suisse

As one of the world’s leading banks, Credit Suisse provides its clients with private banking, investment banking and asset management services worldwide. Credit Suisse offers advisory services, comprehensive solutions and innovative products to companies, institutional clients and high-net-worth private clients globally, as well as retail clients in Switzerland. Credit Suisse is active in over 50 countries and employs approximately 46,700 people. Credit Suisse’s parent company, Credit Suisse Group, is a leading global financial services company headquartered in Zurich. Credit Suisse Group’s registered shares (CSGN) are listed in Switzerland and, in the form of American Depositary Shares (CS), in New York. Further information about Credit Suisse can be found at www.credit-suisse.com.

Cautionary statement regarding forward-looking information

This press release contains statements that constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act. In addition, in the future we, and others on our behalf, may make statements that constitute forward-looking statements. Such forward-looking statements may include, without limitation, statements relating to the following:

- our plans, objectives or goals;

- our future economic performance or prospects;

- the potential effect on our future performance of certain contingencies; and

- assumptions underlying any such statements.

Words such as “believes,” “anticipates,” “expects,” “intends” and “plans” and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements. We do not intend to update these forward-looking statements except as may be required by applicable securities laws. By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific, and risks exist that predictions, forecasts, projections and other outcomes described or implied in forward-looking statements will not be achieved. We caution you that a number of important factors could cause results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in such forward-looking statements. These factors include:

- the ability to maintain sufficient liquidity and access capital markets;

- market and interest rate fluctuations;

- the strength of the global economy in general and the strength of the economies of the countries in which we conduct our operations, in particular the risk of a continued US or global economic downturn in 2009 and beyond;

- the direct and indirect impacts of continuing deterioration of subprime and other real estate markets;

– further adverse rating actions by credit rating agencies in respect of structured credit products or other credit-related exposures or of monoline insurers;

– the ability of counterparties to meet their obligations to us;

– the effects of, and changes in, fiscal, monetary, trade and tax policies, and currency fluctuations;

– political and social developments, including war, civil unrest or terrorist activity;

– the possibility of foreign exchange controls, expropriation, nationalization or confiscation of assets in countries in which we conduct our operations;

Media Release
October 20, 2009 Page 3/4

– operational factors such as systems failure, human error, or the failure to implement procedures properly;

– actions taken by regulators with respect to our business and practices in one or more of the countries in which we conduct our operations;

– the effects of changes in laws, regulations or accounting policies or practices;

– competition in geographic and business areas in which we conduct our operations;

– the ability to retain and recruit qualified personnel;

– the ability to maintain our reputation and promote our brand;

– the ability to increase market share and control expenses;

– technological changes;

– the timely development and acceptance of our new products and services and the perceived overall value of these products and services by users;

– acquisitions, including the ability to integrate acquired businesses successfully, and divestitures, including the ability to sell non-core assets;

– the adverse resolution of litigation and other contingencies;

– the ability to achieve our cost efficiency goals and other cost targets; and

our success at managing the risks involved in the foregoing.

We caution you that the foregoing list of important factors is not exclusive. When evaluating forward-looking statements, you should carefully consider the foregoing factors and other uncertainties and events, as well as the information set forth in our Form 20-F Item 3 – Key Information – Risk Factors

Media Release
October 20, 2009 Page 4/4

Appendix: Details of the changes in compensation 2009/2010

The following is a brief summary of the changes and the new compensation instruments announced today. A detailed description will be included in the Group’s Annual Report 2009.

Changes to base salary for Managing Directors and Directors

In order to strike an appropriate balance between fixed and variable compensation, Credit Suisse is planning a shift in the mix of variable and fixed compensation for Managing Directors and Directors. This will result in the payment of an increased proportion of compensation in the form of fixed base salary. Employees up to and including Vice Presidents will continue to be reviewed for potential annual salary adjustments, consistent with previous practice.

Variable Compensation

Cash Awards

Discretionary variable compensation will continue to be paid in unrestricted cash for amounts below CHF 125,000 / USD 100,000 (or the local currency equivalent). For higher amounts, a table will indicate the proportion of variable compensation subject to deferral.

Deferred compensation will be split 50/50 between SISU and APPA.

Scaled Incentive Share Units

Scaled Incentive Share Units (SISU) are similar to the existing Incentive Share Units (ISU) with a new element that increases or decreases in value based on Credit Suisse’s average RoE. As with traditional ISU, the base share amount vests annually, in the case of SISU on a four-year, pro-rata basis. Any additional shares will vest on the fourth anniversary of the award date, based on the price of Credit Suisse Group AG registered shares. A new feature will link the final number of additional shares to an additional factor: If Credit Suisse’s average RoE over the four-year period is higher than a pre-set target, the number of additional shares will be adjusted upwards, and if it is below the target, the number of additional shares will decrease.

Adjustable Performance Plan Awards

Adjustable Performance Plan Awards (APPA) will have a notional cash value subject to a three-year, pro-rata vesting schedule. Awards adjust upward on an annual basis using Credit Suisse’s RoE in the respective year as a multiplier. However, should a business area be loss-making, outstanding APP awards held by employees of that business area will be adjusted downwards. The metrics within the revenue divisions will be based on each business area’s financial contribution. The metrics for Shared Services, Regional Management and embedded support functions within the divisions will be based on the financial performance of Credit Suisse Group.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CREDIT SUISSE GROUP AG and CREDIT SUISSE
(Registrant)

	By:	/s/ Romeo Cerutti
(Signature)*
General Counsel
Credit Suisse Group AG and Credit Suisse
Date: October 21, 2009
/s/ Charles Naylor
Head of Corporate Communications
*Print the name and title under the signature of the signing officer.		Credit Suisse Group AG and Credit Suisse